EXHIBIT 10.6

                          PROMISSORY NOTE

$1,500,000                                             November ____, 1998


          Payment. FOR VALUE RECEIVED, the undersigned, Horizontal Ventures, Inc., a Colorado corporation ("Maker"), hereby promises to pay to the order of International Publishing Holding, S.A., a Luxembourg corporation, or its designee ("Holder"), at 1, Place Dargent, L-1413 Luxembourg, Grand Duchy of Luxembourg, the principal sum of One Million Five Hundred Thousand and No/100 Dollars ($1,500,000), with interest at the rate of 6% per annum, on December 31, 1998 ("Maturity Date"). All payments shall be delivered to Holder at the address set forth above or at such other place as Holder shall hereafter designate in writing.

          Security.  Maker's obligation to pay Holder under this Promissory
Note is secured by a pledge of all of the issued and outstanding shares of HVI Cat Canyon, Inc. ("HVICCI") owned by Maker in accordance with the Pledge Agreement of even date herewith between Maker and Holder. In the event of a default by Maker under the Pledge Agreement, Holder may, at its option, declare all or part of the principal under this Promissory Note immediately due and payable; provided, however, that if this Promissory Note is in default and Maker, HVICCI or any other party on their behalf has filed for bankruptcy protection, Holder shall be deemed to have declared this Promissory Note to be immediately due and payable without further action.

          Prepayment.   Maker may prepay any or all of the amounts due under
this Promissory Note at any time, and from time to time, without penalty. Maker shall prepay this Note and that Promissory Note in the amount of $500,000 dated October 6, 1998 by and between the Maker and the Holder on the date Maker closes its private placement being managed by Jefferies & Company, Inc.

          Attorneys' Fees. Maker shall promptly reimburse Holder for all costs and expenses, including reasonable attorneys' fees and court costs, incurred to enforce this Promissory Note.

          No Waiver. No failure on the part of Holder to exercise, and no delay in exercising any right hereunder shall operate as a waiver of such right; nor shall any single or partial exercise by Holder of any right hereunder preclude the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or in equity.

          Waiver. Maker hereby waives presentment, demand for payment, protest for nonpayment, notice of dishonor, diligence in collection, and all other indulgences.

          New York Law. This Promissory Note shall be governed by and interpreted in accordance with the laws of the State of New York.

          General Provisions. This Promissory Note may not be amended, modified, or changed unless set forth in an instrument in writing and signed by Holder and Maker. Whenever used herein, the words "Maker" and "Holder" shall be deemed to include their respective successors and assigns.

          IN WITNESS WHEREOF, the undersigned has duly executed this Promissory Note as of the day and year first above written.

MAKER:

HORIZONTAL VENTURES, INC.
a Colorado corporation


By: __________________________
    Randeep Grewal, Chairman and
    Chief Executive Officer